UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bankwell Financial Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06654A103

(CUSIP Number)

Mitchell Lampert, Esq.

Robinson & Cole, LLP

1055 Washington Blvd.

Stamford, Ct. 06901

(203) 462-7559

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06654A103	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George P. Bauer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER * 453,987 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER * 453,987 shares
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,987*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.90% **
14.	TYPE OF REPORTING PERSON (see instructions) IN

* The number of shares over which the Reporting Person has sole voting and dispositive power includes (i) 286,846 shares of Common Stock owned by the Reporting Person, of which 800 shares of Common Stock are subject to certain vesting requirements as reported in Item 3 below; and (ii) 167,141 shares of Common Stock beneficially owned by The Bauer Foundation, of which Mr. Bauer serves as president and holds investment and voting power with respect to such shares.

**Calculated based on 6,579,096 shares of the common stock, no par value, of Bankwell Financial Group, Inc. outstanding as of May 15, 2014, as reported in Bankwell Financial Group, Inc.’s Prospectus dated May 15, 2014 and filed with the SEC May 16, 2014 pursuant to Rule 424(b)(4).

CUSIP No. 06654A103	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The securities to which this Schedule 13D relates are shares of common stock, no par value per share (“Common Stock”), of Bankwell Financial Group, Inc., a Connecticut corporation (the “Company”). The Company’s Common Stock is listed on The NASDAQ Stock Market under the symbol “BWFG”.

The address of the Company’s principal executive office is 220 Elm Street, New Canaan, Connecticut 06840.

Item 2.  Identity and Background.

(a)	This statement is being filed by the Reporting Person, George P. Bauer.

(b)	The address of the Reporting Person is 206 Dudley Road, Wilton, Ct. 06897.

(c)	The Reporting Person’s principal occupation is Chairman and Chief Executive Officer of GPB Group, Ltd., a Connecticut based investment banking firm.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

At the time the Issuer became a reporting company under the Act, the Reporting Person (i) owned 147,957 shares of Common Stock, of which 800 share were granted to the Reporting Person pursuant to the Company’s 2012 Stock Plan and vest in four equal installments of 200 shares of Common Stock each, with the first installment to vest on November 5, 2014 and an additional 200 shares of Common Stock to vest on each annual anniversary of the grant thereafter; and (ii) served as President of and holds investment and voting power over 167,141 shares of Common Stock beneficially owned by The Bauer Foundation, all as reported in the Company’s Prospectus dated May 15, 2014 and filed with the SEC May 16, 2014 pursuant to Rule 424(b)(4). Since such date, in connection with the Company’s initial public offering, the Reporting Person acquired 138,889 shares of the Company’s Common Stock in such public offering for total consideration of approximately $2,500,002 using personal funds available on hand.  All shares of the Company’s Common Stock acquired by the Reporting Person were acquired with personal funds

Item 4.  Purpose of Transaction.

The Reporting Person acquired and currently holds the shares of the Company’s Common Stock, as described herein, for investment purposes. The Reporting Person believed that the shares, when purchased, represented an attractive investment opportunity

The Reporting Person is a Director of the Company. He does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D, with the exception that The Bauer Foundation owns warrants that grant The Bauer Foundation the right, but not the obligation, to acquire up to 17,895 shares of Common Stock during the period commencing on October 1, 2014 and terminating on December 1, 2014 (the “Warrants”). Since the Warrants are not exercisable during the sixty (60) day period immediately following the date on which this Schedule 13D was filed, the shares of Common Stock that may be issued upon exercise of the Warrant have not been included in the calculation of the Reporting Person’s ownership on this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)	The Reporting Person is currently the beneficial owner of 453,987 shares of Common Stock and the beneficial owner of 6.90% of the total issued and outstanding shares of Common Stock of the Company.[1]

__________________________

1 This total includes: (i) 286,846 shares of Common Stock beneficially owned directly by the Reporting Person; and (ii) 167,141 shares of Common Stock beneficially owned by The Bauer Foundation, of which Mr. Bauer serves as president and holds investment and voting power with respect to such shares.

(b)	The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 453,987 shares of the Company’s Common Stock.

(c)	the Reporting Person acquired 138,889 shares of the Company’s common stock on May 15, 2014 at a price of $18 per share from the Company’s underwriters in connection with the Company’s public offering. There have been no other transactions in the shares of Common Stock effected by the Reporting Person during the past 60 days.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Person.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, other than as disclosed in the Warrant Agreement attached here to as Exhibit 4.1.

Item 7.  Material to Be Filed as Exhibits.

The following Exhibits are filed as Exhibits herewith:

4.1 Warrant Agreement and Extension Letter

CUSIP No. 06654A103	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2014

GEORGE P. BAUER

By: /s/ George P. Bauer